		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

June 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Mr. Nicholas Lamparski

                   Ms. Mara Ransom

Re:	Xponential Fitness, Inc.
Amendment No. 3 to the Draft Registration Statement on Form S-1
Submitted June 3, 2021

Ladies and Gentlemen:

On behalf of our client, Xponential Fitness, Inc. (the “Company”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 21, 2021 (the “Comment Letter”) relating to the above-referenced draft registration statement on Form S-1 of the Company, confidentially submitted June 3, 2021 (the “Amended Draft Registration Statement”). The Company is concurrently publicly filing a revised version of the Registration Statement (the “Registration Statement”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies of the Registration Statement that have been marked to show changes from the Amended Draft Registration Statement, as well as a copy of this letter.

We are responding to comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the comments numbered 1 through 4, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Revised Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Revised Draft Registration Statement.

********************************************

2	June 25, 2021

Prospectus Summary

Our Industry

Highly Attractive Boutique Fitness Consumer, page 7

1.

We note your response to our prior comment 4, and that the International Health, Racquet & Sportsclub Association (“IHRSA”), The Global Health & Fitness Association, provided the estimates and related statistics that are referenced on page 7 of your prospectus in its 2020 IHRSA Health Club Consumer report. Please revise here and throughout your prospectus to indicate that the 2020 IHRSA Health Club Consumer report is the source upon which the company provides these and other such estimates/statistics, unless the source has otherwise been provided.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 7, 132 and 133 to address the Staff’s comment.

Use of Proceeds, page 76

2.

You disclose on page 107 that your credit agreement with Wilmington Trust, National Association contains mandatory prepayments of the term loan with “up to $60 million of net proceeds in connection with an initial public offering of at least $200 million, subject to certain exceptions.” Please revise the discussion of your use of proceeds to disclose that you may be required to use up to $60 million of the net proceeds from the offering to make such mandatory prepayments or tell us why this disclosure is not required. See Instruction 4 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that we expect to disclose the specific amount of the loan that we intend to repay, the amount of the prepayment penalty and the interest accrued in a subsequent amendment prior to the commencement of the roadshow for the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The COVID-19 Pandemic, page 89

3.

We note your response to our prior comment 7, and re-issue our comment in part. To provide context for investors related to your slower rate of licenses sold, please amend your disclosure in the prospectus summary section on page 10 and business section on page 127 to acknowledge as much. In this regard, we note that you sold 923 new licenses in 2019 and only 264 new licenses in 2020, reflecting lower sales as a result of the COVID-19 pandemic.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 10 and 136 to address the Staff’s comment.

Exhibits

4.	Please file your Financing Agreement with Wilmington Trust, National Association as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company has filed the Financing Agreement with Wilmington Trust, National Association as an exhibit to the Registration Statement.

********************************************

3	June 25, 2021

We appreciate your assistance with this matter. Please do not hesitate to contact me at (650) 752-2004 or alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Anthony Geisler, Chief Executive Officer, Xponential Fitness, Inc.

John Meloun, Chief Financial Officer, Xponential Fitness, Inc.

Ian D. Schuman, Partner, Latham & Watkins LLP

Stelios G. Saffos, Partner, Latham & Watkins LLP

Via EDGAR and overnight delivery.